Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

January 14, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 13, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Tritium DCFC Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares

Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi